Exhibit 99.1

Financial Statements

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

June 30, 2024 and December 31, 2023

(Stated in U.S. Dollars)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash	$783,085	$2,005,351
Accounts receivable	21,800	47,709
Amounts due from related parties	3,595	961
Other receivables and prepayments	725,616	422,071
Total current assets	1,534,096	2,476,092
Property and equipment, net	-	1,663,926
Operating lease right-of-use assets	-	182,057
Long-term investments	16,098,846	16,098,846
Intangible assets, net	-	147,347
Long-term deposits	71,823	71,823
Total Assets	$17,704,765	$20,640,091

LIABILITIES AND EQUITY

LIABILITIES
Current liabilities:
Amounts due to related parties	$79,180	$79,180
Accounts payable and accrued expenses	1,148,235	1,894,341
Operating lease liabilities, current	89,145	125,232
Total current liabilities	1,316,560	2,098,753
Operating lease liabilities, non-current	62,718	99,485
Convertible notes to a related party	3,148,500	3,058,500
Total Liabilities	$4,527,778	$5,256,738

Commitments and contingencies	-	-

EQUITY
Class A Ordinary Shares ($0.00001 par value, 9,999,996,000,000 shares authorized, 3,674,164 shares issued and outstanding as of June 30, 2024; 2,937,921 shares issued and outstanding as of December 31, 2023)	$37	$31
Class B Ordinary Shares ($0.00001 par value; 4,000,000 shares authorized, 1,796,934 shares issued and outstanding as of June 30, 2024; 2,243,776 shares issued and outstanding as of December 31, 2023)	18	22
Additional paid-in capital	93,470,186	93,018,528
Accumulated other comprehensive loss	(9,762)	(10,623)
Accumulated deficit	(70,805,518)	(68,161,722)
Total equity attributable to the shareholders of Aptorum Group Limited	22,654,961	24,846,236
Non-controlling interests	(9,477,974)	(9,462,883)
Total equity	13,176,987	15,383,353
Total Liabilities and Equity	$17,704,765	$20,640,091

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the six months ended June 30, 2024 and 2023

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
Revenue
Healthcare services income	$-	$431,378
Operating expenses
Costs of healthcare services	-	(426,063)
Research and development expenses	(2,038,923)	(3,212,366)
General and administrative fees	(326,187)	(1,263,019)
Legal and professional fees	(366,164)	(1,738,566)
Other operating expenses	(137,233)	(330,212)
Total operating expenses	(2,868,507)	(6,970,226)

Other income (expenses)
Loss on investments in marketable securities, net	-	(9,266)
Interest expense, net	(68,462)	(93,478)
Loss on disposal of subsidiaries	(4,271)	-
Sundry income	282,353	36,803
Total other income (expenses), net	209,620	(65,941)

Net loss	$(2,658,887)	$(6,604,789)
Less: net loss attributable to non-controlling interests	(15,091)	(1,117,685)

Net loss attributable to Aptorum Group Limited	$(2,643,796)	$(5,487,104)

Net loss per share – basic and diluted	$(0.50)	$(1.43)
Weighted-average shares outstanding – basic and diluted	5,339,608	3,849,621

Net loss	$(2,658,887)	$(6,604,789)
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	861	(7,485)
Other comprehensive income (loss)	861	(7,485)
Comprehensive loss	(2,658,026)	(6,612,274)
Less: comprehensive loss attributable to non-controlling interests	(15,091)	(1,117,685)
Comprehensive loss attributable to the shareholders of Aptorum Group Limited	(2,642,935)	(5,494,589)

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2024 and 2023

(Stated in U.S. Dollars)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated deficit	Accumulated other comprehensive (loss) income	Non- controlling interests	Total
	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount	Amount

Balance, January 1, 2024	2,937,921	$31	2,243,776	$22	$93,018,528	$(68,161,722)	$(10,623)	$(9,462,883)	$15,383,353
Conversion of Class B Ordinary Shares to Class A Ordinary Shares	446,842	4	(446,842)	(4)	-	-	-	-	-
Net loss	-	-	-	-	-	(2,643,796)	-	(15,091)	(2,658,887)
Exercise of share options	289,401	2	-	-	451,658	-	-	-	451,660
Exchange difference on translation of foreign operations	-	-	-	-	-	-	861	-	861
Balance, June 30, 2024	3,674,164	$37	1,796,934	$18	$93,470,186	$(70,805,518)	$(9,762)	$(9,477,974)	$13,176,987

Balance, January 1, 2023	1,326,953	$13,269,528	2,243,776	$22,437,754	$45,308,080	$(65,337,075)	$33,807	$(7,878,789)	$7,833,305
Adjustment for change of par value	-	(13,269,514)	-	(22,437,732)	35,707,246	-	-	-	-
Issuance of shares to non-controlling interest	-	-	-	-	67,766	-	-	(67,766)	-
Net loss	-	-	-	-	-	(5,487,104)	-	(1,117,685)	(6,604,789)
Share-based compensation	-	-	-	-	711,918	-	-	-	711,918
Issuance of shares in exchange of share options and settlement of liabilities	70,430	1	-	-	3,078,195	-	-	-	3,078,196
Issuance of shares for share-based compensation	65,770	1	-	-	176,263	-	-	-	176,264
Issuance of shares	215,959	2	-	-	1,575,560	-	-	-	1,575,562
Exercise of share options	791	-	-	-	16,506	-	-	-	16,506
Exercise of convertible notes	1,250,000	13	-	-	5,999,987	-	-	-	6,000,000
Rounding up for reverse stock split	8,018	-	-	-	-	-	-	-	-
Exchange difference on translation of foreign operations	-	-	-	-	-	-	(7,485)	-	(7,485)
Balance, June 30, 2023	2,937,921	$31	2,243,776	$22	$92,641,521	$(70,824,179)	$26,322	$(9,064,240)	$12,779,477

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2024 and 2023

(Stated in U.S. Dollars)

	For the six months ended June 30,
	2024	2023
Cash flows from operating activities
Net loss	$(2,658,887)	$(6,604,789)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	255,046	670,648
Share-based compensation	-	711,918
Issuance of shares for share-based compensation	-	176,264
Loss on investments in marketable securities, net	-	9,266
Gain on disposal of fixed assets	(58,621)	(11,720)
Impairment loss on long-lived assets	1,699,481	750,381
Impairment loss on inventories	-	17,124
Impairment loss on receivables	7,636	-
Operating lease cost	45,167	190,040
Interest income	-	(57,468)
Interest expense	90,000	58,288
Reversal of deferred cash bonus	-	(1,646,228)
Changes in operating assets and liabilities:
Accounts receivable	18,273	108,030
Inventories	-	10,598
Other receivables and prepayments	(303,545)	(65,477)
Long-term deposits	-	29,106
Amounts due from related parties	(2,634)	48,403
Amounts due to related parties	-	191
Accounts payable and accrued expenses	(292,788)	(405,603)
Operating lease liabilities	(80,015)	(182,060)
Net cash used in operating activities	(1,280,887)	(6,193,088)

Cash flows from investing activities
Loan to related parties	-	(92,459)
Loan repayment from a related party	-	545,615
Purchases of property and equipment	-	(2,975)
Proceeds from sale of marketable securities	-	93,215
Proceeds from disposal of fixed assets	58,621	15,385
Net cash provided by investing activities	58,621	558,781

Cash flows from financing activities
Loan from banks		-
Repayment of bank loan	-	(3,000,000)
Issuance of convertible notes	-	3,000,000
Settlement of loan from a related party	-	(3,000,000)
Exercise of options and warrants	-	16,506
Loan from a related party	-	2,500,000
Proceeds from issuance of Class A Ordinary Shares, net	-	1,575,562
Net cash provided by financing activities	-	1,092,068

Net decrease in cash and restricted cash	(1,222,266)	(4,542,239)
Cash and restricted cash- Beginning of period	2,005,351	5,012,880
Cash and restricted cash - End of period	$783,085	$470,641
Supplemental disclosures of cash flow information
Interest paid	$-	$94,108
Income taxes paid	$-	$-
Non-cash operating, investing and financing activities
Right-of-use assets obtained in exchange for new operating lease liabilities	$-	$338,525
Convertible notes converted to Class A Ordinary Shares	$-	$6,000,000
Settlement of deferred cash bonus by issuance of share options or shares	$451,660	3,078,196
Reconciliation of cash and restricted cash
Cash	$783,085	$340,306
Restricted cash	-	130,335
Total cash and restricted cash shown on the unaudited condensed consolidated statements of cash flows	$783,085	$470,641

See accompanying notes to the unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

1. ORGANIZATION

The unaudited condensed consolidated financial statements include the financial statements of Aptorum Group Limited (the “Company”) and its subsidiaries and variable interest entities (“VIEs”) of which the Company is the primary beneficiary (collectively the “Group”).

The Company, formerly known as APTUS Holdings Limited and STRIKER ASIA OPPORTUNITIES FUND CORPORATION, is a company incorporated on September 13, 2010 under the laws of the Cayman Islands with limited liability.

The Company researches and develops life science and biopharmaceutical products within its wholly-owned subsidiary, Aptorum Therapeutics Limited, formerly known as APTUS Therapeutics Limited (“Aptorum Therapeutics”) and its indirect subsidiary companies (collectively, “Aptorum Therapeutics Group”).

2. GOING CONCERN

The Group reported a net loss of $2,658,887 and net operating cash outflow of $1,280,887 for the six months ended June 30, 2024. In addition, the Group had an accumulated deficit of $70,805,518 as of June 30, 2024. The Group’s operating results for future periods are subject to numerous uncertainties and it is uncertain if the Group will be able to reduce or eliminate its net losses for the foreseeable future. If management is not able to generate significant revenues from its product candidates currently in development, the Group may not be able to achieve profitability.

In additions, the Group terminated the Agreement and Plan of Merger dated March 1, 2024 (the “Merger Agreement”) which originally aimed to facilitate the reverse takeover of YOOV resulting in YOOV becoming the major shareholder of the Group upon completion. This termination, together with recurring net losses and net operating cash outflow, may raise substantial doubt about the Group’s ability to continue as a going concern.

The Group’s liquidity is based on its ability to enhance its operating cash flow position, obtain capital financing from equity interest investors and borrow funds to fund its general operations and capital expenditure. The Group will need to maintain its operating costs at a level through strict cost control and budget, such as staff reduction, to ensure operating costs are minimized and will not exceed such aforementioned sources of funds to continue as a going concern for a period within 12 months after the issuance of its unaudited condensed consolidated financial statements. The Group’s ability to continue as a going concern is dependent on management’s ability to execute its business plan successfully.

If the Group determines that its cash requirements exceed the amount of cash and cash equivalents the Group has at the time, the Group may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity or convertible debts would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict its operations. The Group cannot assure that the financing will be available in amounts or on terms acceptable to the Group, if at all. However, the management plans cannot alleviate the substantial doubt of the Group’s ability to continue as a going concern. There can be no assurance that the Group will be successful in achieving its strategic plans, that the Group’s future capital raises will be sufficient to support its ongoing operations, or that any additional financing will be available in a timely manner or with acceptable terms, if at all. If the Group is unable to raise sufficient financing or events or circumstances occur such that the Group does not meet its strategic plans, the Group will be required to reduce certain discretionary spending, alter or scale development programs, or be unable to fund capital expenditures, which would have a material adverse effect on the Group’s financial position, results of operations, cash flows, and ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the unaudited condensed consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of presentation and consolidation

The unaudited condensed consolidated financial statements of the Group are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with audited consolidated financial statements and accompanying notes in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. The unaudited condensed consolidated financial statements include the accounts of the Company, its direct and indirect wholly and majority owned subsidiaries. In accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidation, the Group also consolidate any variable interest entity (“VIE”) of which the Company is the primary beneficiary. The Group do not consolidate a VIE in which the Company has a majority ownership interest when the Company is not considered the primary beneficiary. The Company has determined that the Company is not the primary beneficiary of one of the VIE (see Note 13, Variable Interest Entity). The Company evaluates its relationships with the VIE on an ongoing basis to determine whether it becomes the primary beneficiary. All material intercompany balances and transactions have been eliminated in preparation of the consolidated financial statements.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as income and expenses during the reporting period. Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements include fair value of long-term investments, fair value measurement for share options, impairment of long-lived assets, allowance for credit losses and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Impairment of long-lived assets

The Group prepares a qualitative assessment, and if necessary, a quantitative assessment, in determining whether long-lived assets may be impaired. The factors considered in the qualitative assessment include macroeconomic conditions, industry and market conditions and overall financial performance of the Group, among other factors. Under a quantitative assessment, the Group compares the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

Long-term investments

The Group’s long-term investments consist of equity method investment in common stocks and non-marketable investments in non-redeemable preferred shares of privately-held companies that are not required to be consolidated under the variable interest or voting models. Long-term investments are classified as non-current assets on the unaudited condensed consolidated balance sheets as those investments do not have stated contractual maturity dates.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-marketable investments

The non-marketable equity securities not accounted for under the equity method are measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. Adjustments are determined primarily based on a market approach as of the transaction date. The Group also makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

Equity method investment – Fair value option

The Group elects the fair value option for an investment that would otherwise be accounted for using the equity method of accounting. Such election is irrevocable and is applied on an investment by investment basis at initial recognition. The fair value of such investments is based on quoted prices in an active market, if any, or recent orderly transactions for identical or similar investment of the same issuer. Changes in the fair value of these equity method investments are recognized in other income (expenses), net in the unaudited condensed consolidated statement of operations and comprehensive loss.

Operating leases

At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. Operating lease liabilities are recognized at lease commencement based on the present value of lease payments over the lease term. Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred and less any lease incentives received. As the rate implicit in the lease cannot be readily determined, the Group uses incremental borrowing rate at the lease commencement date in determining the imputed interest and present value of lease payments. The incremental borrowing rate is determined based on the rate of interest that the Group would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. The lease term for all of the Group’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Group’s option to extend (or not to terminate) the lease that the Group is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. For operating leases, the Group recognizes a single lease cost on a straight-line basis over the remaining lease term.

The Group has elected not to recognize right-of-use assets or lease liabilities for leases with an initial term of 12 months or less and the Group recognizes lease expense for these leases on a straight-line basis over the lease terms.

Revenue recognition

Revenues are derived from healthcare services rendered to patients for healthcare consultation and medical treatment. Revenue is reported at the amount that reflects the consideration to which the Group expects to be entitled in exchange for providing healthcare services.

The Group recognizes revenue as its performance obligations are completed. Healthcare services are treated as a single performance obligation satisfied at a point in time because the performance obligations are generally satisfied over a period of less than one day.

The Group determines the transaction price based on established billing rates.  The Group considers the patient’s ability and intent to pay the amount of consideration upon admission.  Subsequent changes resulting from a patient’s ability to pay are recorded as bad debt expense, which is included as a component of other operating expenses in the unaudited condensed consolidated statements of operations. During the six months ended June 30, 2024 and 2023, the bad debt expenses were $7,636 and $nil respectively.

Recently adopted accounting pronouncements

In June 2022, the FASB issued Accounting Standards Update (“ASU”) 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for the year ending December 31, 2024. The Group does not expect that the adoption of this guidance will have a material impact on the Group’s unaudited condensed consolidated financial statements.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Recently issued accounting standards which have not yet been adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU2023-07 are also required for public entities with a single reportable segment. The guidance is effective for the year ending December 31, 2024 and the subsequent interim periods. The Group expects the impact of adoption of this guidance to be limited to additional segment disclosures on the Group’s 2024 consolidated financial statements, and 2025 unaudited condensed consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which improves income tax disclosures. The amendments require the disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendments also require disaggregated information about the amount of income taxes paid (net of refunds received), Income (or loss) from continuing operations before income tax expense (or benefit) and Income tax expense (or benefit) from continuing operations. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Group for the year ending December 31, 2025. Management does not expect the adoption has material effect on the Group’s unaudited condensed consolidated financial statements.

4. REVENUE

For the six months ended June 30, 2023, all revenue came from provision of healthcare services in Hong Kong.

During the second quarter of 2023, the Group made a decision to streamline its operations by terminating clinic services and suspending non-lead R&D projects. No revenue was generated for the six months ended June 30, 2024.

5. INVESTMENT AND FAIR VALUE MEASUREMENT

Assets Measured at Fair Value on a Recurring Basis

The assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2024 and December 31, 2023 were $nil and $nil respectively.

During the six months ended June 30, 2024 and 2023, there were no movement in Level 3 assets measured and recorded at fair value on a recurring basis.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Non-marketable investments

The Group’s non-marketable investments are investments in privately held companies without readily determinable fair values. The carrying value of the non-marketable investments are adjusted based on price changes from observable transactions of identical or similar securities of the same issuer (referred to as the measurement alternative) or for impairment if the carrying amount of the non-marketable investments may not be fully recoverable. Any changes in carrying value are recorded within other income (expenses), net in the unaudited condensed consolidated statements of operations and comprehensive loss.

During the six months ended June 30, 2024 and 2023, there were no movement in annual upward or downwards adjustments and impairment recorded in other income (expenses), net, and included as adjustments to the carrying value of non-marketable investments held as of June 30, 2024 and 2023 based on the observable price in an orderly transaction for the same or similar security of the same issuers.

During the six months ended June 30, 2023 and 2022, the Group did not sell any non-marketable investments or recorded any realized gains or losses for the non-marketable investments measured at fair value on a non-recurring basis.

The following table summarizes the total carrying value of the non-marketable investments held as of June 30, 2024 and December 31, 2023 including cumulative unrealized upward and downward adjustments and impairment made to the initial cost basis of the investments:

	June 30, 2024	December 31, 2023
	(Unaudited)
Initial cost basis	$4,079,707	$4,079,707
Upward adjustments	12,539,960	12,539,960
Downward adjustments and impairment	(520,821)	(520,821)
Total carrying value at the end of the period	$16,098,846	$16,098,846

The Group did not transfer any non-marketable investments into marketable securities during the six months ended June 30, 2024 and 2023.

For the six months ended June 30, 2024 and year ended December 31, 2023, one of the non-marketable investments with initial cost of $2.6 million and had a carrying value of $15.1 million was pledged for a convertible note issued to a related party (Note 16).

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Equity method investment, fair value option

In December 2021, one of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited), issued Class A and Class B ordinary shares to various parties in exchange of licenses or cash. Each Class A share of Libra is entitled to 1 vote while each Class B share of Libra is entitled to 10 votes. Upon the share issuance, the Group was holding 97.27% economic interest and 31.51% voting power in Libra. The Group lost the controlling interest in Libra because it was transferred to a third party, and therefore deconsolidated Libra. However, the Group still owns 97.27% economic interest and 31.51% voting power, which is deemed as having significant influence over Libra. As a result, the Group’s investment in Libra is subject to the equity method of accounting. The Group assessed that the fair value option can better reflect the true value of Libra. Pursuant to ASC 825 – Financial Instruments (“ASC 825”), the Group elected to apply the fair value option for its investments in Libra and will remeasure its investments in Libra at fair value every reporting period. The Group has determined that the carrying value of the investment is not recoverable and this condition is determined to be other-than-temporary. Consequently, an impairment for the investment of $77,200 has been recognized as of June 30, 2024 and December 31, 2023.

6. OTHER RECEIVABLES AND PREPAYMENTS

Other receivables and prepayments as of June 30, 2024 and December 31, 2023 consisted of:

	June 30, 2024	December 31, 2023
	(Unaudited)
Prepaid research and development expenses	$181,276	$185,633
Prepaid insurance	145,662	33,815
Prepaid service fee	71,777	46,303
Rental deposits	11,967	102,109
Prepaid rental expenses	2,625	15,683
Receivables for reimbursement of reverse takeover related expenses	280,000	-
Other receivables	17,417	22,275
Others	14,892	16,253
	$725,616	$422,071

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

7. PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2024 and December 31, 2023 consisted of:

	June 30, 2024	December 31, 2023
	(Unaudited)
Computer equipment	$69,291	$81,138
Furniture, fixture, and office and medical equipment	32,435	150,292
Leasehold improvements	108,187	543,975
Laboratory equipment	4,335,722	4,336,764
Motor vehicle under finance leases	239,093	239,093
	4,784,728	5,351,262
Less: accumulated depreciation and impairment	4,784,728	3,687,336
Property and equipment, net	$-	$1,663,926

Depreciation expenses for property and equipment amounted to $235,827 and $605,847 for the six months ended June 30, 2024 and 2023, respectively.

During the six months ended June 30, 2024, an impairment loss relating to laboratory equipment, computer equipment, and furniture, fixture, and office equipment amounted to $1,421,782 and $5,520 were recorded in research and development expenses and other operating expenses, respectively, as the Group considered that the carrying amount of these property and equipment may not be recoverable. During the six months ended June 30, 2023, an impairment loss relating to the office and medical equipment, and computer equipment related to the Hong Kong healthcare services amounted to $28,128, was recorded in other operating expenses, as the Group considered that the carrying amount of these property and equipment may not be recoverable.

During the six months ended June 30, 2024 and 2023, gain on disposal of fixed assets of $58,621 and $11,720, respectively, were recorded in other operating expenses.

8. INTANGIBLE ASSETS, NET

Amortization expenses for intangible assets amounted to $19,219 and $64,801 for the six months ended June 30, 2024 and 2023, respectively.

During the six months ended June 30, 2024, an impairment loss amounted to $128,128 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to a patented license for a lead project may not be recoverable. During the six months ended June 30, 2023, an impairment loss amounted to $519,496 was recognized in research and development expenses as the Group considered that the carrying amount of an intangible asset related to various patented licenses for non-lead projects may not be recoverable. Two of the license agreements were terminated in July 2023. Besides, an impairment loss related to the computer software for Hong Kong healthcare services amounted to $1,841 was recorded in other operating expenses, as the Group considered that the carrying amount of these intangible assets may not be recoverable.

9. LONG-TERM DEPOSITS

Long-term deposits as of June 30, 2024 and December 31, 2023 consisted of:

	June 30, 2024	December 31, 2023
	(Unaudited)
Rental deposits	$71,823	$71,823

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

10. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses as of June 30, 2024 and December 31, 2023 consisted of:

	June 30, 2024	December 31, 2023
	(Unaudited)
Deferred bonus and salaries payable	$-	$451,660
Research and development expenses payable	990,551	1,162,155
Professional fees payable	144,390	175,324
Cost of healthcare services payable	3,183	61,826
Insurance expenses payable	-	27,463
Others	10,111	15,913
	$1,148,235	$1,894,341

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled its obligations for deferred cash bonus payables of $3.1 million by granting 403,820 share options with 6 months vesting period (see Note 17). The settlement of obligations of $3.1 million deferred cash bonus payables was deemed as capital contribution from related parties and was credited to additional paid-in capital.

On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled its obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares (see Note 15). The reversal of deferred cash bonus payables for $1.0 million and $0.6 million was credited to research and development expenses and general and administrative fees, respectively.

11. INCOME TAXES

The Company and its subsidiaries file tax returns separately.

Income taxes

Cayman Islands: under the current laws of the Cayman Islands, the Company and its subsidiaries in the Cayman Islands are not subject to taxes on their income and capital gains.

Hong Kong: in accordance with the relevant tax laws and regulations of Hong Kong, a company registered in Hong Kong is subject to income taxes within Hong Kong at the applicable tax rate on taxable income. All the Hong Kong subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 16.5%. The subsidiaries of the Group in Hong Kong did not have assessable profits that were derived Hong Kong during the six months ended June 30, 2024 and 2023. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

United Kingdom: in accordance with the relevant tax laws and regulations of United Kingdom, a company registered in the United Kingdom is subject to income taxes within the United Kingdom at the applicable tax rate on taxable income. All the United Kingdom subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 19%. The subsidiary of the Group in the United Kingdom did not have assessable profits that were derived from the United Kingdom during the six months ended June 30, 2024 and 2023. Therefore, no United Kingdom profit tax has been provided for in the periods presented.

Singapore: in accordance with the relevant tax laws and regulations of Singapore, a company registered in the Singapore is subject to income taxes within Singapore at the applicable tax rate on taxable income. All the Singapore subsidiaries that are not entitled to any tax holiday were subject to income tax at a rate of 17%. The subsidiary in Singapore did not have assessable profits that were derived from Singapore during the six months ended June 30, 2024 and 2023. Therefore, no Singapore profit tax has been provided for in the periods presented.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

United States (Nevada): in accordance with the relevant tax laws and regulations of the United States, a company registered in the United States is subject to income taxes within the United States at the applicable tax rate on taxable income. All the United States subsidiaries in Nevada that are not entitled to any tax holiday were subject to income tax at a rate of 21%. The subsidiary in the United States did not have assessable profits that were derived from the United States during the six months ended June 30, 2024 and 2023. Therefore, no United States profit tax has been provided for in the periods presented.

On a semi-annually basis, the Group evaluates the realizability of deferred tax assets by jurisdiction and assesses the need for a valuation allowance. In assessing the realizability of deferred tax assets, the Group considers historical profitability, evaluation of scheduled reversals of deferred tax liabilities, projected future taxable income and tax-planning strategies. Valuation allowances have been provided on deferred tax assets where, based on all available evidence, it was considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. After consideration of all positive and negative evidence, the Group believes that as of June 30, 2024, it is more likely than not the deferred tax assets will not be realized.

12. RELATED PARTY BALANCES AND TRANSACTIONS

The following is a list of a director and related parties to which the Group has transactions with:

(a)	Ian Huen, the Chief Executive Officer and Executive Director of the Group since November 2023. He was a Non-executive Director from June 2022 to November 2023. Before June 2022, he was the Chief Executive Officer and Executive Director;

(c)	Charles Bathurst, an Independent Non-Executive Director of the Group;

(d)	CGY Investment Limited, an entity owns more than 10% voting interest of the Group before April 2024;

(f)	Aeneas Group Limited, an entity controlled by Ian Huen;

(h)	Aeneas Management Limited, an entity controlled by Ian Huen;

(i)	Talem Medical Group Limited, an entity controlled by Ian Huen;

(j)	Jurchen Investment Corporation, the holding company and an entity controlled by Ian Huen;

(k)	Libra Sciences Limited, an entity which was originally a wholly owned subsidiary of Aptorum Therapeutics Limited (“ATL”). Since December 30, 2021, Libra has been turned into a related party to the Group due to the voting power owned by ATL is decreased to below 50% but more than 20%; (Note 13) and

ACC Medical Limited, an entity controlled by Clark Cheng, a former Executive Director of the Group before November 30, 2023.

Amounts due from related parties

Amounts due from related parties consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Current	(Unaudited)
Aeneas Management Limited	$-	$961
Charles Bathurst	3,595	-
Libra Sciences Limited (Note b)	521,007	521,007
Allowance for credit loss	(521,007)	(521,007)
Total	$3,595	$961

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Amounts due to related parties

Amounts due to related parties consisted of the following as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Current	(Unaudited)
Aeneas Group Limited (Note a)	$79,180	$79,180

Non-current
Jurchen Investment Corporation (Note 16)	$3,148,500	$3,058,500

Related party transactions

Related party transactions consisted of the following for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Loan from a related party (Note a)
- Aeneas Group Limited	$-	$2,500,000

Settlement of loan from a related party through issuance of Convertible Note (Note 16)
- Aeneas Group Limited	$-	$3,000,000

Interest expenses (Note a and Note 16)
- Aeneas Group Limited	$-	$71,123
- Jurchen Investment Corporation	$90,000	-

Loan to a related party (Note b)
- Libra Sciences Limited	$-	$92,459

Repayment of loan and interest from a related party (Note b)
- Talem Medical Group Limited	$-	$595,900

Interest incomes (Note b)
- Talem Medical Group Limited	$-	$4,518
- Libra Sciences Limited	$-	$8,963

Consultant, management and administrative fees (Note c)
- CGY Investments Limited	$-	$131,691
- ACC Medical Limited	$-	$138,768

Administrative fees income (Note e)
- Libra Sciences Limited	$-	$9,615

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Note a: On August 13, 2019, Aptorum Therapeutics Limited (“ATL”), a wholly owned subsidiary of the Company, entered into financing arrangements with Aeneas Group Limited, a related party, and Jurchen Investment Corporation, the ultimate parent of the Group, allowing ATL to access up to a total $15 million in line of credit debt financing. Both line of credits have originally matured on August 12, 2022. ATL and Aeneas Group Limited has mutually agreed to extend the line of credit arrangement further 3 years to August 12, 2025. The interest on the outstanding principal indebtedness is at the rate of 8% per annum. ATL may early repay, in whole or in part, the principal indebtedness and all interest accrued at any time prior to the maturity date without the prior written consent of the lender and without payment of any premium or penalty. As of the date of this unaudited condensed consolidated financial statements, the undrawn line of credit facility is $12 million.

Note b: On November 17, 2021, Aptorum Therapeutics Limited (the “Lender”) entered into a loan agreement with Talem Medical Group Limited (the “Borrower”). According to the loan agreement, the Lender granted a loan of up to AUD4,700,000 for the Borrower for general working capital purposes of the Borrower and its subsidiaries. The loan is interest-bearing at a rate of 10% per annum and secured by the entire issued shares of Talem Medical Group (Australia) Pty Limited held by the Borrower. The loan is initially matured 6 months from the date of the first drawdown. The maturity date is extended for 6 months to the first extended maturity date, and may further extendable for another 6 months to the second extended maturity date, if certain conditions stated in loan agreement are satisfied. As of the date of this unaudited condensed consolidated financial statements, there is no outstanding balance from the Borrower following a repayment in February 2023.

On January 13, 2022, ATL entered a line of credit facility with Libra Sciences Limited to provide up to a total $1 million line of credit for its daily operation. The line of credit is originally matured on January 12, 2023, and is extended for additional 3 years. The interest on the outstanding principal indebtedness is at the rate of 10% per annum. ATL and Libra Science Limited mutually agreed to terminate the line of credit agreement effect as of March 31, 2023. All existing liabilities arising from the line of credit agreement shall remain enforceable and repayable on demand by ATL. As of the issuance date of this unaudited condensed consolidated financial statements, $0.5 million is outstanding from Libra Sciences Limited. For the six months ended June 30, 2024 and year ended December 31, 2023, the Group has assessed that the amounts due from Libra Science Limited and its subsidiary are potentially unrecoverable. Accordingly, an allowance for credit loss amounting to $0.5 million has been recognized.

Note c: CGY Investment Limited provided certain consultancy, advisory and management services to the Group on potential investment projects related to healthcare or R&D platforms. CGY Investment Limited is initially entitled to receive HK $104,000 (approximately $13,333) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$171,200 (approximately US$21,949) with effect from March 1, 2022. In August 2023, CGY Investment Limited has agreed to suspended its monthly services fee from August 1, 2023. In November 2023, CGY Investment Limited and the Group reached a mutual agreement to terminate their contractual relationship.

ACC Medical Limited provided certain consultancy, advisory, and management services to the Group on clinic operations and other related projects for clinics’ business development. ACC Medical Limited is initially entitled to receive HK $101,542 (approximately $13,018) per calendar month plus reimbursement; such monthly service fee is adjusted to HK$143,200 (approximately US$18,359 per month) effective from March 1, 2022. During the six month period ended June 30, 2023, ACC Medical Limited also received $28,615 one-off compensation. The agreement was terminated on June 30, 2023.

Note d: On February 25, 2023, Aptorum Medical Limited further issued 122 shares to Clark Cheng in according to the appointment agreement, decreasing the equity interest held by the Company from 91% to 90%.

Note e: On January 1, 2022, Aptus Management Limited (“AML”), a wholly owned subsidiary of the Company, entered into an administrative management services agreement with Libra Sciences Limited. According to the agreement, AML will provide documentation and administrative services, include but are not limited to human resources and payroll administration, general secretarial and administrative support, and accounting and financial reporting services. AML is entitled to receive a fixed amount of services fees of HKD 25,000 (approximately $3,205) per calendar month with the original expiry date on December 31, 2023. AML and Libra Sciences Limited mutually agreed to terminate the administrative management service agreement effect as of March 31, 2023.

Note f: In accordance with mutual agreements reached with the board of directors, Mr. Ian Huen agreed to forgo their monthly remuneration effective July 1, 2023 until further notice. Moreover, Mr. Darren Lui and Mr. Clark Cheng, former executive directors before their resignation in November 2023, consented to suspend their monthly remuneration from August 1, 2023 and July 1, 2023, respectively. Additionally, all independent non-executive directors have consented to suspend their monthly remuneration from September 1, 2023 until further notice. Before the suspension of remuneration, Mr. Ian Huen, Mr. Clark Cheng, and Mr. Darren Lui had a monthly remuneration of $27,333, $6,410 and $6,667, respectively.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

13. VARIABLE INTEREST ENTITY

The Company consolidates VIEs in which the Group has a variable interest and is determined to be the primary beneficiary. This determination is based on whether the Group has a variable interest (or combination of variable interests) that provides the Company with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or right to receive benefits that could be potentially significant to the VIE. The Group continually reassesses whether it is the primary beneficiary of a VIE throughout the entire period the Group is involved with the VIE.

On December 30, 2021, three of the Group’s subsidiaries, Libra Sciences Limited (“Libra”, formerly known as Aptorum Pharmaceutical Development Limited),   Mios Pharmaceuticals Limited (“Mios”) and Scipio Life Sciences Limited (“Scipio”), issued Class A and Class B ordinary shares to various parties; for each such entity, each Class A ordinary share is entitled to 1 vote and 1 share of economic benefit of the respective company, while each Class B ordinary share is entitled to 10 votes and 0.001 share of economic benefit of the respective company. Following such share issuances, the Group lost its majority voting rights in each of these three companies and only holds 48.33%, 48.39% and 48.36% economic interest in Libra, Mios and Scipio, respectively. However, the Company still holds a majority of each of these three company’s outstanding Class A ordinary shares and therefore will absorb/receive portions of these subsidiaries’ expected losses or residual returns. In addition, none of these three companies have sufficient equity to sustain its own activities, and they have two classes of ordinary shares which have different rights, benefits and obligations. The Company determined that all these three companies are variable interest entities (“VIE”). On December 31, 2021, Libra, Mios and Scipio further issued Class A ordinary shares to a wholly owned subsidiary of the Company in exchange of certain projects licenses. Upon these share issuances, the Company, through a wholly owned subsidiary, was holding 97.27% economic interest and 31.51% voting power in Libra, 97.93% economic interest and 36.17% voting power in Mios, and 97.93% economic interest and 35.06% voting power in Scipio, respectively.

The Company has considered each of these entity’s Memorandum and Article of Association and their respective board of directors (the sole director of each of Mios and Scipio is an executive director of the Group), and determined that The Company has the power to manage and make decisions that affect Mios and Scipio’s research and development activities, which activities most significantly impact Mios and Scipio’s economic performance. However, the Company does not have such power over Libra’s research and development activities, which activities most significantly impact Libra’s economic performance. Accordingly, the Company determined that it is the primary beneficiary of Mios and Scipio, but not the primary beneficiary of Libra.

The following tables summarize the aggregate carrying value of VIEs’ assets and liabilities in the consolidated balance sheets that are consolidated

	Assets	Liabilities	Net Assets
June 30, 2024 (Unaudited)
Total	$22,501	$3,558	$18,943

	Assets	Liabilities	Net Assets
December 31, 2023
Total	$24,352	$3,558	$20,794

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

The following tables summarize the aggregate carrying value of assets and liabilities in the Group’s consolidated balance sheets that relate to the VIE in which the Group holds a variable interest but is not the primary beneficiary.

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
June 30, 2024 (Unaudited)
Total	$-	$-	$-	$-

	Assets	Liabilities	Net Assets	Maximum Exposure to Losses
December 31, 2023
Total	$-	$-	$-	$-

The Group’s maximum exposure to loss from its involvement with unconsolidated VIE represents the estimated loss that would be incurred if the VIE is liquidated, so that the fair value of the equity investment in VIE is zero and the amounts due from the VIE have to be fully impaired.

14. LEASE

As of June 30, 2024, the Group has a non-short-term operating lease for laboratory with remaining term expiring in 2026 and a remaining lease term of 1.7 years. Weighted average discount rates used in the calculation of the operating lease liability is 8%. The discount rates reflect the estimated incremental borrowing rate, which includes an assessment of the credit rating to determine the rate that the Group would have to pay to borrow, on a collateralized basis for a similar term, an amount equal to the lease payments in a similar economic environment.

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Lease cost
Finance lease cost:
Depreciation	$-	$-
Interest on lease liabilities	-	-
Operating lease cost	45,167	190,040
Short-term lease cost	2,062	38,900
Variable lease cost	-	-
Sublease income	-	-
Total lease cost	$47,229	$228,940
Other information
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$80,015	$182,060
Financing cash flows from finance leases	-	-
Right-of-use assets obtained in exchange for new operating lease liabilities	-	338,525
Weighted-average remaining lease term – finance leases	-	-
Weighted-average remaining lease term – operating leases	1.7 years	2.0 years
Weighted-average discount rate – finance leases	-%	-%
Weighted-average discount rate – operating leases	8.0%	8.0%

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

During the six months ended June 30, 2024 and 2023, an impairment loss of $144,051 and $200,916, respectively, on right-of-use assets was recognized in other operating expenses as the Group considered that the carrying amount of a right-of-use asset related to leases of laboratory and clinic may not be recoverable.

The maturity analysis of operating leases liabilities as of June 30, 2024 is as follows:

June 30, 2024
(Unaudited)
Remaining periods ending December 31,
2024	$32,647
2025	97,541
2026	24,573
Total future undiscounted cash flow	154,761
Less: Discount on operating lease liabilities	(2,898)
Present value of operating lease liabilities	151,863
Less: Current portion of operating lease liabilities	(89,145)
Non-current portion of operating lease liabilities	$62,718

15. ORDINARY SHARES

On March 26, 2021, the Company entered into an at-the-market offering agreement (the “Sales Agreement”), with H.C. Wainwright & Co., LLC, acting as its sales agent (the “Sales Agent”), relating to the sale of its Class A Ordinary Shares, offered pursuant to the prospectus supplement and the accompanying prospectus to the registration statement on Form F-3 (File No. 333-235819) (such offering, the “ATM Offering”, or “At The Market Offering”). In accordance with the terms of the Sales Agreement, the Company may offer and sell shares of its Class A Ordinary Shares having an aggregate offering price of up to $15,000,000 from time to time through the Sales Agent under such prospectus supplement and the accompanying prospectus. For the six months ended June 30, 2023, the Company has issued 215,959 Class A Ordinary Shares at average issuance price of $7.53 per share pursuant to the ATM Offering with gross proceeds of $1.6 million, less transaction costs of $50,183.

On January 23, 2023, the Company effectuate a 10 for 1 share consolidation of its authorized share capital, such that every 10 Class A Ordinary Shares, par value of US$1.00 per share, in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class A Ordinary Share, par value of US$10.00 per share, and that every 10 Class B Ordinary Shares, par value of US$1.00 per share in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Class B Ordinary Share, par value of US$10.00 per share. As a consequence of the reverse stock split, fractional shares were rounded up to the next whole share, resulting in the creation of an additional 8,018 Class A Ordinary Shares.

On February 21, 2023, the Company was merged with Aptorum Group Cayman Limited, a newly established wholly owned subsidiary of the Company, whereby the Company is the surviving company on the terms of the plan of merger. According to the plan of merger, the par value of its Class A and Class B Ordinary Shares are changed from USD10 to USD0.00001.

On March 31, 2023, the Group issued 70,430 Class A Ordinary Shares to a majority of the share option holders. This issuance served as an exchange for their share options and facilitated the reversal of deferred cash bonus payables owed to these holders (See Note 10).

On March 31, 2023, the Group also issued 65,770 fully vested shares with $2.68 per share market price to certain employees and external consultants.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

For the six months ended June 30, 2024 and 2023, the Group issued 289,401 and 791, respectively, Class A Ordinary Shares to share option holders due to exercise of share options.

For the six months ended June 30, 2024, the Group issued 446,842 Class A Ordinary Shares to Class B Ordinary Shares holders upon conversion.

For the six months ended June 30, 2023, the Group issued 1,250,000 Class A Ordinary Shares to convertible note holders upon conversion.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for the following: (i) each Class A Ordinary Share is entitled to one vote while each Class B Ordinary Share is entitled to ten votes; and (ii) each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time while Class A Ordinary Shares are not convertible under any circumstances.

16. CONVERTIBLE NOTE

On June 28, 2023, the Group entered into a securities purchase agreement with 4 investors. Pursuant to the securities purchase agreement, the investors are purchasing a convertible note in the original principal amount of $3,000,000 (the “June 2023 Note”). The whole proceeds from the June 2023 Note was used to settle a related party loan. The June 2023 Note is unsecured, convertible into the Company’s restricted Class A Ordinary Shares at the Note holders’ option. The June 2023 Notes have a maturity date of 12 months subject to the investors extension, a bullet interest rate of 7% per annum, and a conversion price of $3.00 per Class A Ordinary share. The Company shall have an obligation to repay the principal amount and interest of the June 2023 Note on the maturity date in cash or in unregistered Class A Ordinary Shares or a combination of such at the Company’s discretion. Immediately following the issuance of June 2023 Note, the June 2023 Note was fully converted into 1,000,000 Class A Ordinary Shares.

On September 11, 2023, the Group entered into a securities purchase agreement with Jurchen Investment Corporation, the largest shareholder of the Company, pursuant to which the Group sold a secured convertible note in the aggregate principal amount of $3,000,000 (the “Sep 2023 Notes”). The Sep 2023 Notes are convertible into the Company’s Class A Ordinary Shares and have a maturity date that is 24 months from the issuance date, although upon such date the investor has the right to extend the term of the Sep 2023 Note for twelve (12) months or more or such term subject to mutual consent. The Sep 2023 Notes have an interest rate of 6% per annum and a conversion price of $2.42 per share. The Company has the right to repay the principal amount of the Sep 2023 Notes, but in the case of such prepayment it must be paid in cash, unless otherwise agreed by both parties. The Sep 2023 Note is secured by a first priority lien and security interest on certain preferred shares that the Group owns (“Collateral”) (Note 5). Upon the Group’s disposal of all or a portion of the Collateral, the investor has the right, to request that the Group prepay the then-remaining outstanding balance of the Sep 2023 Note, in part or in full and the Group can make that payment in cash or in shares.

17. SHARE BASED COMPENSATION

Share option plan

On March 31, 2023, the Group entered into exchange agreements and cancelled 177,667 existing vested and unvested share options held by related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $3.1 million by granting of 403,820 share options (“New Options”) with 6 months vesting period. The New Options’ exercise price was $2.68 per share, which was based on the last closing price of the shares traded on the NASDAQ stock exchange on the grant date. All options fully vested on October 1, 2023 and expires on September 30, 2033. On March 31, 2023, the Group entered into supplemental agreements with the same related parties option holders to provide additional cash compensation to cover the exercise price of the New Options. On March 31, 2023, the Group entered into exchange agreements and cancelled 70,428 existing vested and unvested share options held by non-related parties option holders and cancelled the Group’s obligations for deferred cash bonus payables of $1.6 million by issuance of 70,430 fully vested Class A Ordinary Shares. The Group accounted for this exchange for both related parties and non-related parties share option holders as a modification to share based compensation which required the remeasurement of existing share options value at the time of the modification. The total incremental cost as a result of the modification was $0.7 million.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

A summary of the option activity as of June 30, 2024 and 2023 and changes during the period is presented below:

	Number of share options	Weighted average exercise price $	Remaining contractual term in years	Aggregate Intrinsic value $
Outstanding, January 1, 2024	427,060	3.59	9.28	-

Exercised	(289,401)	4.03		1,384,653

Outstanding, June 30, 2024	137,659	2.68	9.26	234,296
Exercisable, June 30, 2024	137,659	2.68	9.26	234,296

Outstanding, January 1, 2023	272,126	21.54	10.83	-

Granted	403,820	2.68
Exercised	(791)	20.90		-
Modified	(248,095)	21.74
Outstanding, June 30, 2023	427,060	3.59	10.28	8,076
Exercisable, June 30, 2023	16,337	21.98	10.14	-

The weighted-average grant date fair value of share option grants during the six months ended June 30, 2023 was $2.68. The maximum contractual term for share option was 10.5 years.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing model under the following assumptions.

Granted in 2023
Expected volatility	170.10%
Risk-free interest rate	3.48%
Expected term from grant date (in years)	5.25
Dividend rate	-
Dilution factor	1
Fair value	$2.68

In connection with the grant of share options to employees and non-employees, the Group recorded share-based compensation charges of $470,070 and $241,848 for the six months ended June 30, 2023 respectively. For the six-month period ended June 30, 2024, there were no charges related to share-based compensation.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

18. NET LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	For the six months ended June 30,
	2024	2023
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to Aptorum Group Limited	$(2,643,796)	$(5,487,104)
Denominator:
Basic and diluted weighted average shares outstanding	5,339,608	3,849,621

Basic and diluted loss per share	$(0.50)	$(1.43)

Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential dilutive securities are excluded from the calculation of diluted loss per share in loss periods as their effect would be anti-dilutive. For the six months ended June 30, 2024 and 2023, the total number of share options, warrants and convertible notes excluded from the calculation of diluted earnings per share due to their anti-dilutive nature, are 1,431,382 and 775,338, respectively.

19. COMMITMENTS AND CONTINGENCIES

Contingent payment obligation

As of June 30, 2024, the Group does not have any non-cancellable purchase commitments.

The Group has contingency payment obligations under each of the license agreements, such as milestone payments, royalties, research and development funding, if certain condition or milestone is met.

APTORUM GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

Milestone payments are to be made upon achievements of certain conditions, such as Investigational New Drugs (“IND”) filing or U.S. Food and Drug Administration (“FDA”) approval, first commercial sale of the licensed products, or other achievements. The aggregate amount of the milestone payments that the Group is required to pay up to different achievements of conditions and milestones for all the license agreements signed as of June 30, 2024 are as below:

Amount
(unaudited)
Drug molecules: up to the conditions and milestones of
Preclinical to IND filing	$81,282
From entering phase 1 to before first commercial sale	9,748,205
First commercial sale	6,728,205
Net sales amount more than certain threshold in a year	29,384,616
Subtotal	45,942,308

Diagnostics technology: up to the conditions and milestones of
Before FDA approval	147,493
Total	$46,089,801

For the six months ended June 30, 2024 and 2023, the Group incurred $60,659 and $50,000 milestone payments respectively. For the six months ended June 30, 2024 and 2023, the Group did not incur any royalties or research and development funding.

Legal proceedings

From time to time, the Group may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

20. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date of issuance of the unaudited condensed consolidated financial statements. Except for the events disclosed elsewhere in the unaudited condensed financial statements and the following events with material financial impact on the Group’s unaudited condensed consolidated financial statement, no other subsequent event is identified that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

On October 25, 2024, the Group and YOOV Group Holding Limited, a company organized under the laws of the British Virgin Islands (“YOOV”), mutually agreed to terminate the Agreement and Plan of Merger dated March 1, 2024 (the “Merger Agreement”). The Merger Agreement originally aimed to facilitate the reverse takeover of YOOV resulting in YOOV becoming the major shareholder of the Group upon completion. However, both parties concluded that the conditions required to finalize the merger were no longer feasible.